Filed Pursuant to Rule 424(b)(3)
Registration No. 333-186073

GRIFFIN-AMERICAN HEALTHCARE REIT III, INC.
SUPPLEMENT NO. 2 DATED JUNE 18, 2014
TO THE PROSPECTUS DATED FEBRUARY 26, 2014

This document supplements, and should be read in conjunction with, our prospectus dated February 26, 2014, as supplemented by Supplement No. 1 dated May 20, 2014. Unless otherwise defined in this Supplement No. 2, capitalized terms used have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 2 is to disclose:

•	the satisfaction of our minimum offering amount in Washington and the status of our public offering;

•	our process for the admission of stockholders and revised subscription instructions for shares of our common stock;

•	our acquisition of DeKalb Professional Center located in Lithonia, Georgia;

•	revisions to the “Risk Factors — Investment Risks” section of the prospectus;

•	revisions to the “Management of Our Company — Investment Committee” section of the prospectus; and

•	revisions to the “Plan of Distribution — Dealer Manager and Participating Broker-Dealer Compensation and Terms” section of the prospectus.

Satisfaction of our Minimum Offering in Washington and Status of Our Public Offering

We commenced our initial public offering of shares of our common stock on February 26, 2014. Until subscriptions aggregating at least $20,000,000 were received and accepted by us, subscription proceeds from Washington residents were placed in escrow. The conditions of our minimum offering in Washington were satisfied on June 10, 2014, and as of such date, we are able to admit Washington subscribers as stockholders.

As of June 13, 2014, we had received and accepted subscriptions in this offering for 2,682,286 shares of our common stock, or approximately $26,660,000, excluding shares of our common stock issued pursuant to our distribution reinvestment plan, or DRIP. As of June 13, 2014, approximately $1,723,340,000 in shares of our common stock remained available for sale to the public pursuant to this offering, excluding shares available pursuant to the DRIP. We will sell shares of our common stock in our offering until the earlier of February 26, 2016, or the date on which the maximum offering amount has been sold; provided however, that our board of directors may extend this offering for an additional year or as otherwise permitted under applicable law.

Admission of Stockholders and Subscription Instructions

The “How to Subscribe” section on page iv of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

Investors who meet the suitability standards described herein may subscribe for shares of our common stock as follows:

•	Review this entire prospectus and any appendices and supplements accompanying this prospectus.

•	Complete the execution copy of the Subscription Agreement. A specimen copy of the Subscription Agreement is included in this prospectus as Exhibit B.

•	Deliver your check for the full purchase price of the shares of our common stock being subscribed for, along with a completed, executed Subscription Agreement, to your participating broker-dealer.

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Make your check payable to “Griffin-American Healthcare REIT III, Inc.,” except that Pennsylvania investors should make checks payable to “UMB Bank Escrow Agent for Griffin-American Healthcare REIT III, Inc.” until we have received and accepted subscriptions for $87,500,000, at which point checks should be made payable to “Griffin-American Healthcare REIT III, Inc.”

By executing the Subscription Agreement and paying the total purchase price for the shares of our common stock subscribed for, each investor attests that he or she meets the minimum income and net worth standards we have established.

Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription, in whole or in part. An approved custodian or trustee must process and forward to us subscriptions made through IRAs, Keogh plans, 401(k) plans and other tax-deferred plans. See the “Suitability Standards” and the “Plan of Distribution — Subscription Process” sections of this prospectus for additional details on how you can subscribe for shares of our common stock.

The first paragraph of the “Plan of Distribution — Subscription Process” section beginning on page 177 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

To purchase shares of our common stock in this offering, you must complete and sign a subscription agreement similar to the one contained in this prospectus as Exhibit B. After you become a stockholder, you may purchase additional shares of our common stock by completing and signing an additional investment subscription agreement similar to the one contained in this prospectus as part of Exhibit B. You should pay for your shares of our common stock by delivering a check for the full purchase price of the shares of our common stock, payable to “Griffin-American Healthcare REIT III, Inc.,” except that Pennsylvania investors should make checks payable to “UMB Bank Escrow Agent for Griffin-American Healthcare REIT III, Inc.” until we have received and accepted subscriptions for $87,500,000, at which point checks should be made payable to “Griffin-American Healthcare REIT III, Inc.”

Acquisitions

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary — Description of Investments” section on page 7 of the prospectus and the “Investment Objectives, Strategy and Criteria — Real Estate Acquisitions” section beginning on page 78 of the prospectus:

Acquired Property

As of June 18, 2014, we had made one acquisition, comprising one building and approximately 19,000 square feet of gross leasable area, or GLA, for an aggregate purchase price of $2,830,000, as listed below:

Acquisition(1)	Type	GLA (Sq Ft)	Occupancy	Date Acquired	Contract Purchase Price	Property Taxes(2)	Location
DeKalb Professional Center	Medical Office	19,000	81.2%	06/06/14	$2,830,000	$20,000	Lithonia, GA
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(1) We own 100% of the property acquired.
(2) Represents the real estate taxes on the property for 2013.

Acquisition of DeKalb Professional Center

On June 6, 2014, we acquired DeKalb Professional Center, a multi-tenant medical office building located in Lithonia, Georgia for an aggregate purchase price of $2,830,000, plus closing costs, from an unaffiliated third party. DeKalb Professional Center is a single-story, approximately 19,000-square-foot, medical office building that was built in 2008 and is located one mile west of DeKalb Medical Hillandale, a 100-bed acute care hospital. As of June 2014, DeKalb Professional Center is approximately 81.2% leased to four tenants, the two largest of which are RMS Lifeline and The Emory Clinic. Medical services provided at DeKalb Professional Center include: heart and vascular diagnostic testing, echocardiography services and nuclear stress testing, mental health and substance abuse services, vascular care services and dental services.

The following table shows, as of June 2014, the effective annual rental rate per rentable square foot, GLA, lease expiration, renewal options and principal nature of business for the tenants occupying 10.0% or more of the rentable square footage of DeKalb Professional Center.

Tenant	Effective Annual Rental Rate per Square Foot	GLA (Sq Ft)	Lease Expiration	Renewal Options	Principal Nature of Business
The Emory Clinic	$16.25	5,000	12/31/18	None	Heart & vascular center
Vanessa Dowdy-Sigur DDS	$15.85	3,000	01/31/22	Three 5-year renewals	Dental services
RMS Lifeline Inc.	$12.61	7,000	10/31/21	Three 5-year renewals	Vascular care

We believe that DeKalb Professional Center is suitable for its intended purpose and adequately covered by insurance, and we do not intend to make significant repairs or improvements to DeKalb Professional Center over the next few years. DeKalb Professional Center faces competition from a variety of both on and off-campus medical office buildings in Lithonia and the metropolitan Atlanta area. For federal income tax purposes, we estimate that the depreciable basis in DeKalb Professional Center will be approximately $2,627,000. For federal income tax purposes, we depreciate land improvements and buildings based upon an estimated useful life of 15 and 39 years, respectively. For 2013, DeKalb Professional Center paid real estate taxes of approximately $20,000 at a rate of 1.90%.

We financed the purchase of DeKalb Professional Center using funds raised through this offering. We paid our advisor and its affiliates an acquisition fee of 2.25% of the contract purchase price of the property, which was paid as follows: (i) in shares of our common stock in an amount equal to 0.25% of the contract purchase price, at $9.00 per share, the established offering price as of the date of closing, net of selling commissions and dealer manager fees, and (ii) the remainder in cash equal to 2.00% of the contract purchase price. AHI Management Services, Inc., a subsidiary of American Healthcare Investors LLC, our co-sponsor and the managing member of our advisor, will provide property management oversight services and receive a property management oversight fee of 1.5% of the gross monthly cash receipts with respect to DeKalb Professional Center. Among other things, AHI Management Services, Inc. has the authority to negotiate and enter into leases of our properties on our behalf (in substantial conformance with approved lending parameters and the operating plan), to incur costs and expenses, to pay property cash flow or reserves and to require that we provide sufficient funds for the payment of operating expenses. Other affiliates of ours may receive additional fees or other compensation as a result of our property acquisition in accordance with the compensation provisions described in our prospectus.

Risk Factors

The “Risk Factors — Investment Risks — There is no public market for the shares of our common stock. Therefore, it will be difficult for you to sell your shares of our common stock and, if you are able to sell your shares of our common stock, you will likely sell them at a substantial discount.” section on page 21 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

There is no public market for the shares of our common stock. Therefore, it will be difficult for you to sell your shares of our common stock and, if you are able to sell your shares of our common stock, you will likely sell them at a substantial discount.

There currently is no public market for shares of our common stock. We do not expect a public market for our stock to develop prior to the listing of the shares of our common stock on a national securities exchange, which we do not expect to occur in the near future and which may not occur at all. Additionally, our charter contains restrictions on the ownership and transfer of shares of our stock, and these restrictions may inhibit your ability to sell your shares of our common stock. Our charter provides that no person may own more than 9.9% in value of our issued and outstanding shares of capital stock or more than 9.9% in value or in number of shares, whichever is more restrictive, of the issued and outstanding shares of our common stock. Any purported transfer of the shares of our common stock that would result in a violation of either of these limits will result in such shares being transferred to a trust for the benefit of a charitable beneficiary or such transfer being declared null and void. We have adopted a share repurchase plan, but it is limited in terms of the amount of shares of our common stock which may be repurchased annually and is subject to our board of directors’ discretion. Our board of directors may also amend, suspend, or terminate our share repurchase plan upon 30 days’ written notice. Therefore, it will be difficult for you to sell your shares of our common stock promptly or at all. If you are able to sell your shares of our common stock, you may only be able to sell them at a substantial discount from the price you paid. This may be the result, in part, of the fact that, at the time we make our investments, the amount of funds available for investment may be reduced by up to 12.0% of the gross offering proceeds, which will be used to pay selling commissions, a dealer manager fee and other organizational and offering expenses. We also will be required to use gross offering proceeds to pay acquisition fees, acquisition expenses and asset management fees. Unless our aggregate investments increase in value to compensate for these fees and expenses, which may not occur, it is unlikely that you will be able to sell your shares of our common stock, whether pursuant to our share repurchase plan or otherwise, without incurring a substantial loss. We cannot assure you that your shares of our common stock will ever appreciate in value to equal the price you paid for your shares of our common stock. Therefore, you should consider the purchase of shares of our common stock as illiquid and a long-term investment, and you must be prepared to hold your shares of our common stock for an indefinite length of time.

Investment Committee

The “Management of Our Company — Investment Committee” section on page 92 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

Our advisor has established an investment committee to review all advisory recommendations relating to the purchase or sale of investments made by our advisor to our board of directors. A majority of all members of the investment committee must approve the recommendations of the advisor before such recommendations are provided to our board of directors for approval. The investment committee is comprised of five persons, two of which are designated by Griffin Capital and three of which are designated by American Healthcare Investors. Griffin Capital has initially designated Messrs. Shields and Escalante as members of the investment committee, and American Healthcare Investors has initially designated Messrs. Hanson, Prosky and Streiff as members of the investment committee. Members of the investment committee are not separately compensated for their service as members of the investment committee, nor are members of the investment committee reimbursed for their expenses associated with the investment committee.

Dealer Manager and Participating Broker-Dealer Compensation and Terms

The fifth paragraph of the “Plan of Distribution — Dealer Manager and Participating Broker-Dealer Compensation and Terms” section beginning on page 174 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

Based on the experience of our co-sponsors and their affiliates, we anticipate that our advisor or its affiliates will receive up to 1.0% of the aggregate gross offering proceeds from the sale of shares of our common stock pursuant to the primary offering to reimburse it for our cumulative other organizational and offering expenses such as legal, accounting, printing and other accountable offering expenses, including direct expenses of its employees and employees of its affiliates (other than our dealer manager and its employees and dual-employees) while engaged in registering and marketing shares of our common stock, which shall include development of sales literature and presentations, planning and participating in due diligence meetings and generally coordinating the marketing process for us. Pursuant to the terms of our advisory agreement, we have agreed to reimburse our advisor or its affiliates up to 2.0% of the gross offering proceeds for shares of our common stock sold pursuant to our primary offering. Our advisor and its affiliates will be responsible for the payment of our cumulative other organizational and offering expenses to the extent they exceed 2.0% of the aggregate gross offering proceeds from the sale of shares of our common stock pursuant to the primary offering without recourse against or reimbursement by us. The total organizational and offering expenses we are responsible for are capped at 12.0% of the gross proceeds of our primary offering and the total of all organizational and offering expenses are capped at 15.0% of the gross offering proceeds of this offering. No organizational and offering expenses will be reimbursed with respect to shares of our common stock sold pursuant to the DRIP.

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